Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, including the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). These principles are substantially the same as United States’ generally accepted accounting principles. Notes to the financial statements on pages 7 to 11 of the interim report should be referred to as supplementary information to this discussion and analysis.

This analysis should be read in conjunction with Central Fund’s audited October 31, 2012 annual financial statements prepared in accordance with Canadian GAAP and included in its 2012 Annual Report and the accompanying MD&A.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2012 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2013.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2013.

Financial Results – Changes in Net Assets

Net assets decreased by $115.3 million during the three months ended January 31, 2013 primarily as a result of decreases in the prices of gold and silver during the period of 3.2% and 0.8% respectively.

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The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Jan. 31, 2013	Oct. 31, 2012	July 31, 2012	Apr. 30, 2012
Change in unrealized appreciation of holdings	$(111.2)	$478.4	$(280.5)	$(341.9)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(115.3)	$474.3	$(284.2)	$(346.1)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.45)	$1.86	$(1.12)	$(1.36)

Total net assets	$5,331.1	$5,446.4	$4,974.5	$5,258.7

	Jan. 31, 2012	Oct. 31, 2011	July 31, 2011	Apr. 30, 2011
Change in unrealized appreciation of holdings	$(12.0)	$(256.4)	$(509.6)	$1,897.7
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(16.0)	$(260.7)	$(513.7)	$1,893.7
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.06)	$(1.02)	$(2.02)	$7.80

Total net assets	$5,604.9	$5,620.9	$5,884.1	$6,397.6

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets. AcG-18 requires Central Fund to record changes in unrealized appreciation of holdings in income.

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2013 was $115.3 million compared to $16.0 million for the comparative period in 2012. Virtually all of the net loss was a result of the change in the unrealized appreciation of holdings during the period. The price of gold decreased by 3.2% during the three months ended January 31, 2013 while the price of silver decreased by 0.8% during the period. Certain expenses such as administration fees and safekeeping fees have varied in proportion to net asset levels. Administration fees, which are scaled, are calculated monthly based on the total net assets at each month-end, increased during the three month period ended January 31, 2013 to $2.4 million, from $2.3 million for the comparative period in 2012 as a direct result of the higher level of average net assets under administration during the period. Similarly, safekeeping fees increased to $1.6 million from $1.5 million during the comparative period in 2012.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month periods ended January 31, 2013 and 2012 remained unchanged at 0.08%. For the twelve month period ended January 31, 2013, the expense ratio was 0.31% compared to 0.30% for the twelve month period ended January 31, 2012.

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Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2013, Central Fund’s cash and short-term deposits decreased by $5.3 million to $50.0 million. This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend. The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 5 on page 8 of this interim report.

Future Accounting Policy

Please refer to Note 10 on page 11 of this interim report.

Additional Information

This MD&A is dated February 25, 2013. Additional information relating to the Company, including its Annual Information Form and 2012 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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